EXHIBIT 5.1

[LETTERHEAD OF MATTOS FILHO, VEIGA FILHO, MARREY JR. E QUIROGA ADVOGADOS]

São Paulo, April 24, 2006.

EMBRAER – Empresa Brasileira de Aeronáutica S.A.
Av. Brigadeiro Faria Lima, n.º 2170
São José dos Campos - SP

Re.: Merger of Embraer – Empresa Brasileira de Aeronáutica S.A. with and into Rio Han Empreendimentos e Participações S.A.

Ladies and Gentlemen:

1.       We have acted as special Brazilian counsel for EMBRAER – Empresa Brasileira de Aeronáutica S.A. (“Embraer”) in connection with the merger of the Company with and into Rio Han Empreendimentos e Participações S.A. (“Nova Embraer” and, jointly with Embraer, the “Companies”), approved on March 31, 2006 by the General Shareholders Meetings of the Companies (the “Transaction”).

2.       As a result of the Transaction, Embraer has ceased to exist and: (i) Nova Embraer has succeeded Embraer in all of its rights and obligations; (ii) each common share of Embraer (other than common shares held by Nova Embraer) has been exchanged for one common share of Nova Embraer (“Nova Embraer common share”), except for those common shares held by shareholders disagreeing with the Transaction, which were granted appraisal rights within 30 days as of the Public Notice of the approval of the Transaction; (iii) each preferred share of Embraer has been exchanged for one common share of Nova Embraer, and Nova Embraer is prevented from issuing preferred shares; (iv) each American Depositary Share of Embraer (“Embraer ADS”) representing four preferred shares of Embraer has been exchanged for one American Depositary Share of Nova Embraer (“Nova Embraer ADS”) representing four Nova Embraer common shares; and (v) the special class common share of Embraer held by the Brazilian Federal Government, has been exchanged for one special class common share (“Golden Share”) of Nova Embraer. Nova Embraer’s common shares, ADS and Golden Share are collectively referred to as the “Securities”.

3.       In rendering the opinions set forth below, we have examined originals or copies, certified or otherwise authenticated to our satisfaction, of the following documents:

(a)	Merger Agreement (Protocolo de Incorporação e Justificação), dated as of January 19, 2006;

(b)	Minutes of the Meeting of the Board of Directors of Embraer held on January 19, 2006, which approved the transaction;

(c)	Minutes of the Meeting of the Audit Committee of Embraer held on January 19, 2006, which recommend the approval of the Transaction;

(d)	Public Notice (Aviso de Fato Relevante) announcing the terms of the Transaction, published in the local press on January 19, 2006;

(e)	Amended and restated By-laws of Embraer, as modified by the Extraordinary General Shareholders Meeting held on April 18, 2005;

(f)	Nova Embraer’s Registration Statement Form F-4;

(g)	Minutes of the Extraordinary Shareholders’ Meeting of Embraer held on March 31, 2006, approving the Transaction;

(h)	Minutes of the Extraordinary Shareholders’ Meeting of Nova Embraer held on March 31, 2006, approving the Transaction;

(i)	Amended and restated By-laws of Nova Embraer, as approved in the Extraordinary Shareholders’ Meeting of Nova Embraer held on March 31, 2006; and

(j)

Such other instruments and documents related to the formation, organization and operation of Embraer and Nova Embraer and to the consummation of the Transaction, as we have deemed necessary or appropriate for the purposes of our opinion.

In this opinion, the documents listed in items (a) through (i) above are jointly referred to as the “Transaction Documents”.

4.       In connection therewith we have also examined such treaties, laws, rules, regulations, orders and decrees as we have deemed necessary as a basis for the opinion expressed.

5.       As to matters of fact, we have relied solely upon documents, oral and/or written information provided to us by the Companies’ officers, acting on behalf of the Companies.  We have not made any investigation of the laws of any jurisdiction outside Brazil and this opinion is given solely in respect of the laws of Brazil as of the date hereof, and not in respect of any other law.  In particular, we have not made an independent investigation of the federal laws of the United States or the laws of any state thereof.

6.       In giving this opinion we have made the following assumptions:

(a)	all documents submitted to us as facsimile or copy or specimen documents conform to their originals;

(b)	all signatures on the Transaction Documents and on other documents submitted to us as originals, certified copies or copies are genuine;

(c)	the Transaction Documents have been executed and delivered by each of the parties thereto in the respective forms examined by us;

(d)	there is no agreement or arrangement of any of the parties to the Transaction Documents which may modify, affect or supersede any of the terms thereof;

(e)

each of the parties to the Transaction Documents, other than Embraer and Nova Embraer, has all necessary regulatory and other approvals, exemptions, licenses and authorizations to perform its obligations under such Transaction Documents to which it is a party;

(f)

there has been (or shall be, by the date of the consummation of the Transaction) due execution and delivery of all documents where due execution and delivery are prerequisites to the effectiveness of those documents;

(g)	the Transaction will be effective under applicable Brazilian Law;

(h)	the shareholders of Embraer will not unwind the Transaction following its effectiveness;

(i)	there is no provision of the law of any jurisdiction other than Brazil which has any implication in relation to the opinion expressed herein; and

(j)	all economic, financial and accounting reports which were relied upon by the company in support of the transaction are accurate in all material respects.

7.      Based on the foregoing and subject to the reservations, qualifications and explanations set forth in Paragraph 8 below, we are of the opinion that the Securities were legally and validly issued, fully paid and non-assessable.

8.      This opinion is subject to the following qualifications, explanations and reservations:

(a)

Any provisions of the Transaction Documents providing that any specification or determination will be conclusive and binding will not be conclusive and binding if such calculation or determination is fraudulent and will not necessarily prevent judicial inquiry into the merits of any claim by an aggrieved party;

(b)

This opinion is dated as of today and we expressly disclaim any responsibility to advise with respect to any development or circumstance of any kind, including any change of law or fact which may occur after the date of this opinion letter, even though such development, circumstance or change may affect the legal analysis, legal conclusion or any other matter set forth in or relating to this opinion letter.  Accordingly, you should seek advice of your counsel as to the proper application of this opinion letter at such time;

(c)

We also expressly disclaim any responsibility to advise with respect to any developments, modifications or circumstance of any kind involving any of the Transaction Documents in their respective forms examined by us, even though such development or modification may affect the legal analysis, legal conclusion or any other matter set forth in or relating to this opinion letter;

(d)

This opinion is limited to the matters expressly stated herein and does not extend to, and is not to be read as extended by implication to, any other matters in connection with the Transaction Documents or the transactions or documents referred to therein;

(e)

This opinion is dated as of today and we expressly disclaim any responsibility to advise with respect to any development or circumstance of any kind which may occur after the date of this opinion, including any change of law or court decisions, even though such development, circumstance or change may affect the legal analysis, legal conclusion or any other matter set forth in or relating to this opinion; and

(f)

The opinions set forth herein regarding the legality and the enforceability of the Transaction Documents do not represent a guarantee of how a court would decide any claim regarding the Transaction Documents.

9.      This opinion is given solely for the purposes of the registration of the Transaction with the SEC.  This opinion may not be relied upon for any other purpose or by any other person, whether natural person, legal entity or government body, nor may it be used for any purpose other than as stated herein, or quoted or referred to in any public document, or in any other way made public, without our prior written consent.

10.     We are qualified to practice law in the Federative Republic of Brazil only and therefore the opinion expressed in this letter is limited to questions arising under the laws of the Federative Republic of Brazil.  Therefore, this opinion does not cover any questions arising under or relating to any laws other than the laws of Brazil as in effect at the date of this opinion and we have assumed that there is nothing in any other law that affects our opinion.  This opinion will be governed by and construed in accordance with the laws of Brazil in effect on the date hereof.

We hereby consent to the inclusion of our opinion letter as Exhibit 5.1 to, and to the reference thereto under the captions “Legal Matters” and “Service of Process and Enforcement of Judgements” in the Prospectus relating to the resale of ADSs by certain selling shareholders, which Prospectus forms a part of the Form F-3 Registration Statement of Nova Embraer.  By giving such consent, we do not thereby admit that we are experts with respect to any part of such Registration Statement within the meaning of the term “expert” as used in, or that we come within the category of persons whose consent is required under, the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Sincerely,

/s/ KEVIN MICHAEL ALTIT

Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados